------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number
                                                  Expires:
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                                Inso Corporation
                                CIK - 0000917471
                                IRS - 04-3216243

--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456783109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Liza Meyers
                                1800 Grant Street
                             Denver, Colorado 80203
                                  (303)894-3960

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    12/23/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.                              13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Farhad Fred Ebrahimi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cheyenne, Wyoming USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,143,900
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                     1,143,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     1,143,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    7.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     I N
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mary Wilkie Ebrahimi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cheyenne, Wyoming USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,143,900
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    808,900
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    1,143,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    7.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     I N
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Farhad Alexander Ebrahimi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cheyenne, Wyoming USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY           1,143,900
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    155,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     1,143,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    7.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     I N
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Farah Alexandra Ebrahimi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cheyenne, Wyoming USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,143,900
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    180,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    1,143,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    7.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     I N
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                              13D                   Page    of    Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.
Common Stock issued by:  Inso Corporation
                         31 St. James Avenue
                         Boston, MA 02116
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

This Amendment No.1 to Schedule 13D, filed in February 1999, is being filed by Farhad Fred Ebrahimi, as the Reporting Person for the Ebrahimi family ,pursuant to Rule 13d-2 , to report a decrease in the Ebrahimi family's holdings of the Issuer's shares.

     (a) Ebrahimi family consists of:
             Farhad Fred Ebrahimi
             Mary Wilkie Ebrahimi
             Farah Alexandra Ebrahimi
             Farhad Alexander Ebrahimi


     (b) 8821 Experimental Farm Road, Cheyenne, Wyoming 82009-8814.

     (c) Farhad Fred Ebrahimi is the President of Quark, Inc., 1800 Grant Street Denver, Colorado 80203.

     (d) No for all family members.

     (e) No for all family members.

     (f) All family members are US citizens.


--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other  Consideration.
     The Ebrahimi family used private funds to make the purchases of securities covered by this filing.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.
     The securities purchased by the Ebrahimi family have been acquired for investment purposes. Members of the Ebrahimi family may make additional purchases of common stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the common stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, members of the Ebrahimi family may decide to sell all or part of their investment in the Issuer's common stock. Although all purchases of shares in common stock have been made for investment, at some future time the Ebrahimi family may decide that it is desirable to seek control or influence the management and policies of the Issuer. Such control or influence may be sought by seeking a position on the Issuer's board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means, At the present time, no member of the Ebrahimi family has made any decision to seek a board seat or seek control or influence over the management or policies of the Issuer.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time, no member of the Ebrahimi family has any plans or proposals that relate to or would relate to any of the following:

     (a) except as described above, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation   involving   the   Issuer   or  its
          subsidiaries;
     (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) except as described above,any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Issuer;
     (f) any other material change in the Issuer's business or corporate structure;
     (g) any changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4)of the Exchange Act; or
     (j) any action similar to those enumerated above.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  Farhad Fred Ebrahimi               487,400 shares      3.08%
          Mary Wilkie Ebrahimi               321,500 shares      2.03%
          Farhad Alexander Ebrahimi          155,000 shares      0.97%
          Farah Alexandra Ebrahimi           180,000 shares      1.15%

     (b) All members of the Ebrahimi family will have shared power to vote the total number of shares (1,143,900 shares). The members of the Ebrahimi family have dispositive power over the total number of shares (1,143,900 shares) as described below:

          Farhad Fred Ebrahimi has shared dispositive power with Farhad Alexander Ebrahimi over 155,000 shares; shared dispositive power with Mary Wilkie Ebrahimi over 808,900 shares; and shared dispositive power with Farah Alexandra Ebrahimi over 180,000 shares.

          Mary Wilkie Ebrahimi has shared dispositive power with Farad Fred Ebrahimi over 808,900 shares.

          Farad Alexander Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 155,000 shares.

          Farah Alexandra Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 180,000 shares.

     (c) Farhad Fred Ebrahimi neither purchased nor sold shares of the Issuer during the sixty days prior to 12/23/99, the date of the event requiring this filing, and sold the following shares of the Issuer subsequent to such date through the time this filing was made. All such sales were made through Fidelity Brokerage Services.

          12/27/99   5,000   shares at a price of   $  29.75     per share
          12/27/99  10,000   shares at a price of   $  29.50     per share
          12/27/99   5,300   shares at a price of   $  29.88     per share
          12/27/99   1,000   shares at a price of   $  29.81     per share
          12/29/99   5,000   shares at a price of   $  30.25     per share
          12/29/99   1,000   shares at a price of   $  30.94     per share
          12/29/99     500   shares at a price of   $  31.38     per share
          12/29/99     500   shares at a price of   $  31.00     per share
          12/29/99     500   shares at a price of   $  30.75     per share
          12/29/99     500   shares at a price of   $  30.13     per share
          12/29/99     200   shares at a price of   $  31.75     per share
          12/30/99   5,000   shares at a price of   $  31.50     per share
          12/30/99   1,000   shares at a price of   $  31.25     per share
          12/31/99  11,000   shares at a price of   $   31.50    per share
          12/31/99   5,000   shares at a price of   $   31.38    per share
          12/31/99   1,000   shares at a price of   $   31.38    per share
          12/31/99   1,000   shares at a price of   $   30.50    per share
          12/31/99     100   shares at a price of   $   32.94    per share

          Farah Alexandra Ebrahimi sold the following shares since the filing of
          Schedule 13D on February 23, 1999. All such sales were made through Fidelity Brokerage Services.

          12/23/99   1,600   shares at a price of   $   32.38    per share
          12/23/99   1,000   shares at a price of   $   31.88    per share
          12/23/99   1,000   shares at a price of   $   31.75    per share
          12/27/99   1,000   shares at a price of   $   29.88    per share
          12/27/99   1,000   shares at a price of   $   29.81    per share
          12/27/99   1,000   shares at a price of   $   29.63    per share
          12/28/99   1,000   shares at a price of   $   30.00    per share
          12/28/99   1,000   shares at a price of   $   30.00    per share
          12/28/99   1,000   shares at a price of   $   29.88    per share
          12/29/99   5,000   shares at a price of   $   31.38    per share
          12/29/99   1,000   shares at a price of   $   31.44    per share
          12/29/99     500   shares at a price of   $   31.44    per share
          12/29/99     500   shares at a price of   $   30.88    per share
          12/29/99     500   shares at a price of   $   30.88    per share
          12/29/99     600   shares at a price of   $   31.38    per share
          12/29/99     400   shares at a price of   $   31.00    per share
          12/30/99   1,000   shares at a price of   $   31.00    per share
          12/31/99     100   shares at a price of   $   30.50    per share
          12/31/99     100   shares at a price of   $   30.56    per share
          12/31/99     200   shares at a price of   $   30.30    per share
          12/31/99     500   shares at a price of   $   31.25    per share
          12/31/99     500   shares at a price of   $   31.38    per share
          12/31/99     500   shares at a price of   $   31.38    per share
          12/31/99     500   shares at a price of   $   31.38    per share
          12/31/99     500   shares at a price of   $   31.50    per share
          12/31/99     500   shares at a price of   $   31.50    per share
          12/31/99     600   shares at a price of   $   30.63    per share
          12/31/99   1,000   shares at a price of   $   30.38    per share
          12/31/99     100   shares at a price of   $   31.56    per share
          12/31/99     100   shares at a price of   $   31.63    per share
          12/31/99     200   shares at a price of   $   31.50    per share
          12/31/99     400   shares at a price of   $   33.38    per share
          12/31/99     400   shares at a price of   $   31.25    per share
          12/31/99     400   shares at a price of   $   31.75    per share
          12/31/99     500   shares at a price of   $   31.25    per share
          12/31/99     500   shares at a price of   $   31.38    per share
          12/31/99     500   shares at a price of   $   31.38    per share
          12/31/99     500   shares at a price of   $   31.50    per share
          12/31/99     500   shares at a price of   $   31.63    per share
          12/31/99     600   shares at a price of   $   30.44    per share
          12/31/99     600   shares at a price of   $   31.75    per share
          12/31/99   1,000   shares at a price of   $   30.50    per share
          12/31/99   1,000   shares at a price of   $   30.50    per share
          12/31/99   1,000   shares at a price of   $   30.50    per share
          12/31/99   1,000   shares at a price of   $   30.50    per share
          12/31/99   1,000   shares at a price of   $   31.00    per share
          12/31/99   1,000   shares at a price of   $   31.00    per share
          12/31/99   1,000   shares at a price of   $   32.44    per share
          12/31/99   4,100   shares at a price of   $   31.06    per share
          12/31/99   5,000   shares at a price of   $   31.38    per share
          12/31/99   5,000   shares at a price of   $   31.50    per share
          12/31/99   5,000   shares at a price of   $   31.50    per share

     (d)  N/A

     (e)  N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.
     The members of the Ebrahimi family (Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Farah Alexandra Ebrahimi), have agreed to file this Schedule 13D jointly, with Farhad Fred Ebrahimi as the named
Reporting  Person  for  the  family.  The  joint  filing  agreement  is an  oral agreement.
--------------------------------------------------------------------------------



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  01/10/2000
                                        ----------------------------------------
                                                         (Date)


                                        By:  /s/  Farhad Fred Ebrahimi
                                        ----------------------------------------
                                                       (Signature)


                                                  Farhad Fred Ebrahimi
                                        ----------------------------------------
                                                       (Name/Title)


                              POWER OF ATTORNEY

I, M.P. Wilkie Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998.


                              /s/ M.P. Wilkie Ebrahimi
                              ------------------------
                              M.P. Wilkie Ebrahimi


                              POWER OF ATTORNEY
I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998.


                              /s/ Farah A. Ebrahimi
                              ------------------------
                              Farah A. Ebrahimi


                              POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, acting as a custodian for Farhad A. Ebrahimi, minor person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998.

                              /s/ Farah A. Ebrahimi
                              ---------------------------------
                              Farah A. Ebrahimi, as Custodian
                              for Farhad A. Ebrahimi